Exhibit 99.2

BRIDGEPORT VENTURES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED

OCTOBER 31, 2012

Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Bridgeport Ventures Inc. (“Bridgeport” or the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the three and six months ended October 31, 2012. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Corporation for the years ended April 30, 2012 and April 30, 2011, together with the notes thereto as well as the unaudited condensed consolidated interim financial statements for the three and six months ended October 31, 2012, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period. The Corporation’s financial statements and the financial information contained in this MD&A are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS. Information contained herein is presented as at November 29, 2012, unless otherwise indicated.

As a result of ongoing review and possible amendments by interpretive guidance from the IASB and IFRIC, IFRS in effect at April 30, 2013, may differ from IFRS and interpretation statements applied in preparing the audited annual consolidated financial statements for the year ended April 30, 2012, and the unaudited condensed consolidated interim financial statements for the three and six months ended October 31, 2012 and 2011.

For the purposes of preparing this MD&A, management, in conjunction with the board of directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Corporation’s common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Corporation and its operations can be obtained from the offices of the Corporation or on SEDAR at www.sedar.com.

(Note – all references to “US$” mean United States dollars).

Description of Business

The Corporation was incorporated pursuant to the Business Corporations Act (Ontario) on May 10, 2007. The principal office of the Corporation is located at 401 Bay Street, Suite 2702, Toronto, Ontario, M5H 2Y4.

The Corporation has one remaining subsidiary being Bridgeport Gold Inc. (“BPV Gold”), which exists under the laws of Nevada. The Corporation holds all of the issued and outstanding shares of BPV Gold. During the year ended April 30, 2012, the Corporation committed to a plan to pursue the sale of its subsidiary Rio Condor Resources S.A. ("Rio Condor") and discontinued this operation since it was no longer in accordance with the Corporation's commercial objectives. The Corporation sold the interests it owned in Rio Condor on March 31, 2012 for a cash consideration of $61,412. The Corporation recorded a gain on disposal of $59,657 in the consolidated financial statements as at April 30, 2012. Through Rio Condor, the Corporation held a project originally comprised of the properties known as the Rosario, Tamara, Soesmi, Trillador, Simonetta and certain other properties located in Chile.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

The Corporation currently holds an interest in ten predominantly gold prospective properties located in Nevada, USA (the “Acquired Nevada Properties”), which the Corporation acquired from certain subsidiaries of Fronteer Gold Inc. (“Fronteer”), and an additional 225 claims (the “Staked Nevada Claims”) contiguous to the Acquired Nevada Properties (the Staked Nevada Claims and together with the Acquired Nevada Properties, the “Nevada Portfolio”).

Pursuant to the proposed transaction with Premier Gold (defined herein), the Corporation intends to be in the business of acquiring royalty interests in mineral properties from companies that have advanced staged development projects or operating mines. Royalties are non-operating interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. Refer to Page 15 under “Proposed Transaction”.

The Corporation is a reporting issuer or the equivalent under applicable securities legislation in every province in Canada, except Quebec, and in the United States. The common shares of the Corporation are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “BPV”. In addition, certain warrants of the Corporation trade on the TSX under the symbols “BPV.WT” and “BPV.WT.A”.

The Corporation has no revenues, so its ability to ensure continuing operations is dependent on its completing the acquisition of its royalties, the discovery of economically recoverable reserves, confirmation of its interest in the underlying mineral claims, and its ability to obtain necessary financing to complete its exploration activities, development and future profitable production. In addition, the Corporation is also interested in acquiring a company which holds several precious metal purchase agreements with companies with low production costs, significant exploration upside, and strong management teams. The precious metal purchase agreements will provide the Corporation with positive cash inflows based on royalties from producing partners (See subheading “Proposed Transactions” below for further details).

Special Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information. Readers can identify such forward-looking information by the use of words such as “expect”, “anticipate”, “estimate”, “believe”, “may”, “potential”, “intends”, “plans” and other similar expressions or statements that an action, event or result “may”, “could” or “should” be taken, occur or be achieved, or the negative thereof or other similar statements. Such information is only a prediction and involves known and unknown risks, uncertainties and other factors which may cause the Corporation’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking information. Such information includes, but is not limited to: (i) the possibility that the Corporation may enter into partnerships in order to fully exploit the production potential of its exploration assets under the new management team; (ii) the Corporation’s budget for fiscal 2013; (iii) the Corporation’s expectation that it has capital sufficient to fund its 2013 planned expenditures; (iv) the Corporation’s anticipation that its working capital is adequate for it to continue operations at the current level for the twelve month period ending October 31, 2013; (v) the Corporation’s expectation that it will find partners for its Nevada Portfolio to develop the project under the new management team; (vi) the Corporation’s intention to concentrate on significant property acquisitions when the opportunity arises under the new management team; (vii) the Corporation’s intent to spend $350,000 on the Nevada Portfolio to maintain its ownership rights in the project; (viii) the Corporation’s intention of staying within the mining sector and investing in business opportunities which include exploring and, if warranted, developing gold and copper-gold properties in the Americas; (ix) the Corporation’s interest in acquiring a company which holds several precious metal purchase agreements with companies with low production costs, significant exploration potential and strong management teams; (x) the Corporation’s belief that precious metal purchase agreements will provide the Corporation with strong cash inflows based on royalties from production from its new production partners; (xi) the Corporation’s intent to follow Dr. Matthew Gray’s recommendations with respect to the Nevada Portfolio should it move forward with the project; (xii) the Corporation’s plan to complete the proposed transaction with Premier Gold Mines Limited (“Premier Gold”); and (xiii) management’s belief that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

The other factors that may cause actual results to differ include, among others, the following: capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimated goals; expansion and growth of the business and operations; plans and references to the Corporation’s future successes; the Corporation’s history of operating losses and uncertainty of future profitability; risks related to the Corporation’s ability to continue as a going concern; the Corporation’s status as an exploration stage corporation; the Corporation’s lack of mineral reserves; the risks associated with the Corporation’s reliance on a limited number of properties; the risks associated with the Corporation’s ability to complete the proposed transaction with Premier Gold; the hazards associated with mining construction and production; compliance with environmental laws and regulations; risks associated with obtaining permits; risks associated with current variable economic conditions; the possible impact of future financings; the possibility for adverse results in potential litigation; risks related to potential undetected title defects; uncertainties associated with changes in government policy and regulation; the effectiveness of the Corporation’s management and its strategic relationships; risks associated with the Corporation’s ability to attract and retain key personnel and may have conflicts of interest; risks related to the fact that the Corporation’s officers do not devote all of their time to the Corporation’s business; uncertainties regarding the Corporation’s need for additional capital; uncertainties relating to the Corporation’s status as a non-U.S. corporation; uncertainties related to the volatility of the Corporation’s share price and trading volumes; risk associated with the Corporation’s shares being adversely affected by the penny stock rules; risks associated with investors’ ability to enforce civil liabilities under U.S. securities laws outside the United States; risks associated with the Corporation’s operations in the United States; risks related to global climate change; risks associated with the Corporation’s possible status as a “passive foreign investment corporation” under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; and other risks and uncertainties described under the heading “Risk Factors” of this MD&A.

Such forward-looking information is based on a number of reasonable assumptions made by management given the information it had available at the time of such forward-looking information is made should one or more of the risks of uncertainties described above materialize, or should assumptions underlying the information prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking information contained in this MD&A. The Corporation does not undertake any obligation to update the forward-looking information, other than as required by securities law.

Overall Performance

Highlights

  In light of the current market environment, Bridgeport has halted all early stage exploration activities in Nevada and has sold the interests it owned in Rio Condor with the objective of conserving cash. In addition, on August 7, 2012, Premier Gold, Premier Royalty Corporation (“Premier Royalty”) and Bridgeport have signed a definitive agreement (the “Business Combination Agreement”) to enter into a business combination, pursuant to which Bridgeport will acquire Premier Gold’s wholly-owned subsidiary, Premier Royalty by way of plan of arrangement pursuant to the Business Corporations Act (Ontario) (the “Business Combination”).
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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

  During the six months ended October 31, 2012, the Corporation made termination payments in the amount of $274,208 pursuant to certain management and consulting contracts. Effective June 1, 2012, the Chief Executive Officer will commit a minimum 50% of her time towards her duties until the Business Combination is completed.

Financial

  As of the date of this MD&A, in light of the current market environment, Bridgeport has halted all early stage exploration activities in Nevada with the objective of conserving cash to support merger and acquisition opportunities, such as the Business Combination. The Corporation intends to spend $350,000 on the Nevada Portfolio to maintain its ownership rights in the projects. The budget is discretionary, subject to change if management decides to scale back operations or accelerate exploration based on the success or failure of future exploration programs. See “Mineral Exploration Properties” and “Liquidity and Financial Position” below.

  At October 31, 2012, the Corporation had mineral exploration properties at a carrying cost of $4,275,545 (April 30, 2012 - $4,208,534). See “Mineral Exploration Properties” below. During the year ended April 30, 2012, the Corporation terminated its interests in Chile and incurred a write- off of mineral property interests in the amount of $923,022. The Corporation will concentrate on significant property acquisitions when the opportunity arises.

  At October 31, 2012, the Corporation had working capital of $16,686,231 (April 30, 2012 – $17,898,055). The Corporation had $16,739,214 in cash and cash equivalents (“total cash”) (April 30, 2012 - $17,810,583). The decrease in total cash and working capital during the six months ended October 31, 2012, was primarily due to operating expenses.

Trends

Bridgeport has identified extreme volatility occurring in the financial markets as at the date hereof as a significant risk for the Corporation. As a result of the market turmoil, investors are moving away from assets they perceive as risky to those they perceive as safe. Companies like Bridgeport are considered risk assets and are highly speculative. The volatility in the markets and investor sentiment may make it difficult for Bridgeport to access the capital markets in order to raise the capital it will need to fund its future level of expenditures.

Mineral Exploration Properties

The Corporation’s exploration activities are at an early stage, and there are no known commercially exploitable deposits on any of its exploration properties, so any activities of the Corporation thereon will constitute exploratory searches for minerals. See “Risks and Uncertainties” below.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

Description of Nevada Portfolio properties

On November 16, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties pursuant to an acquisition agreement amongst the Corporation, BPV Gold and Fronteer, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer (representing approximately 16% of the issued and outstanding common shares as of such date, prior to such issuance). The Corporation also acquired the Staked Nevada Claims.

The Nevada Portfolio is held by the Corporation’s wholly-owned subsidiary, BPV Gold. The Nevada Portfolio consists of the properties listed in the table below, including both the 235 claims comprising the Acquired Nevada Properties and the 225 claims comprising the Staked Nevada Claims.

Name of property	Number of claims comprising property		Location
Acquired Nevada Properties

Blackrock	12		Lyon County, Nevada
Argentite	8		Esmeralda County, Nevada
Bellview	53	(1)	White Pine County, Nevada
Horsethief	18		Lincoln, Nevada
Hot Pot	36		Humboldt County, Nevada
Fri Gold	56		Nye County, Nevada
Columbia	8		Humboldt County, Nevada
Kobeh	37		Eureka County, Nevada
Ashby	3		Mineral County, Nevada
East Walker	4		Lyon County, Nevada

Staked Nevada Claims

Argentite	14	(2)	Esmeralda County, Nevada
Ashby	13		Mineral County, Nevada
Blackrock	8		Lyon County, Nevada
Horsethief	78		Lincoln, Nevada
Columbia	49		Humboldt County, Nevada
East Walker	18		Lyon County, Nevada
Bellview	45		White Pine County, Nevada

(1) Consisting of 10 claims known as the “Bellview Lease Claims” and 43 claims known as the “Bellview Project Claims”. BPV Gold holds a 50% leased interest in the Bellview Lease Claims and a 100% interest in the Belleview Project Claims.
(2) Includes partial claims and fractions.

The Corporation holds a 100% interest in the Nevada Portfolio (other than the Bellview Lease Claims, in respect of which BPV Gold holds a 50% leased interest), subject to (i) a 2% net smelter return royalty (“NSR”) retained by Fronteer with respect to the Blackrock, Argentite, Horsethief, Fri Gold, Columbia, Ashby and East Walker properties comprising, in part, the Acquired Nevada Properties; (ii) an aggregate 3% NSR held by Fronteer and certain other third parties with respect to the Bellview Project, Bellview Lease, Hot Pot and Kobeh properties comprising, in part, the Acquired Nevada Properties; and (iii) the Option Agreement between the Corporation and Orsa Ventures Corp. (“Orsa”) with respect to the Ashby Gold Property. As at October 31, 2012, Orsa has fulfilled its first year obligation by spending $150,000 on exploration expenditures on the Ashby Gold Property. In addition to the properties acquired from Fronteer, as at the date of this MD&A, Bridgeport has staked the 225 Staked Nevada Claims adjacent to the Acquired Nevada Properties.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

Project Expenditures

The following table sets forth a breakdown of material components of exploration expenditures incurred by the Corporation during the three and six months ended October 31, 2012, on the Nevada Portfolio properties.

Exploration expenditures	Three Months Ended October 31, 2012	Six Months Ended October 31, 2012
Property	53,265	53,265
General and administrative	13,746	13,746
Total	67,011	67,011

Budget

In light of the current market environment, Bridgeport has halted all early stage exploration activities in Nevada with the objective of conserving cash to support merger and acquisition opportunities, such as the Business Combination. As a result, the Corporation’s budget of approximately $5 million for exploration of Nevada has been placed on hold. The Corporation intends to spend $350,000 on the Nevada Portfolio to maintain its ownership rights in the project. The budget of $350,000 is discretionary, subject to change if management decides to scale back operations or accelerate exploration. At the date of this MD&A, the Nevada Portfolio is in good standing.

Technical Information

All scientific and technical information contained in this MD&A related to the Bridgeport properties has been prepared by or under the supervision of Matthew D. Gray, Ph.D., an independent technical consultant to the Corporation and a “qualified person” within the meaning of National Instrument 43-101. Dr. Gray has verified the technical information related to the Bridgeport properties by means of site visits to the projects, personal review of technical data, and independent sampling.

For further details about certain of the Nevada Portfolio properties, please refer to the technical report entitled “Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview and Horsethief Gold Projects, Nevada, USA, Prepared for Bridgeport Ventures Inc.” dated November 26, 2010, as amended on December 7, 2010, prepared by Dr. Matthew D. Gray, a copy of which is available under the Corporation’s profile at www.sedar.com.

Overall Objective

The Corporation’s intention is to stay within the mining sector and invest in business opportunities which include exploring and, if warranted, developing gold and copper-gold properties in the Americas at the date of this MD&A, if the Business Combination is not completed. In addition, the Corporation is also interested in acquiring a company which holds several precious metal purchase agreements with companies with potential low production costs, potential exploration upside, and experienced management teams. The precious metal purchase agreements will provide the Corporation with positive cash inflows based on royalties from producing partners. However, royalties from non-producing partners will not provide any cash flows. (See subheading “Proposed Transactions” below for further details).

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

Off-Balance-Sheet Arrangements

The Corporation does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition, including, without limitation, such considerations as liquidity, capital expenditures and capital resources that would be considered material to investors.

Selected Quarterly Information

A summary of selected information prepared in accordance with IFRS for each of the eight most recent quarters is as follows:

		Profit or loss
Three Months Ended	Total Revenue ($)	Total ($)	Per Share (Basic and Diluted) ($)	Total Assets ($)
2012-October 31	-	(645,955) (1)	(0.01)	21,197,642
2012-July 31	-	(314,281) (2)	(0.01)	21,706,004
2012-April 30	-	(5,669,404) (3)	(0.12)	22,220,877
2012-January 31	-	(543,874) (4)	(0.01)	27,826,594
2011-October 31	-	(404,452) (5)	(0.01)	28,265,581
2011-July 31	-	(1,768,532) (6)	(0.03)	28,780,331
2011-April 30	-	(3,698,899) (7)	(0.09)	31,100,444
2011-January 31	-	(1,597,560) (8)	(0.04)	34,153,839

Notes:

(1)

Net loss of $645,955 consisted primarily of share-based payments of $17,239; professional fees of 530,053; business development costs of $17,050; salaries and benefits of $48,511; reporting issuer costs of $35,350; investor relations of $12,470 and rent of $10,892. These amounts were offset by interest income of $58,128 and foreign exchange gain of $531.

(2)

Net loss of $314,281 consisted primarily of share-based payments of ($209,996); write-off of equipment of $15,776; business development costs of $394,548; professional fees of $61,616; salaries and benefits of $30,831; reporting issuer costs of $37,423; and rent of $17,764. These amounts were offset by interest income of $59,754 and foreign exchange gain of $844.

(3)

Net loss of $5,669,404 consisted primarily of share-based payments of $88,861; business development costs of $380,105; professional fees of $8,960; salaries and benefits of $40,418; reporting issuer costs of $10,326; investor relations costs of $16,326; rent of $10,784; write-off of exploration property interests and related receivables of $5,255,948. These amounts were offset by interest income of $60,419 and foreign exchange gain of $126,485.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

(4)

Net loss of $543,874 consisted primarily of share-based payments of $154,591; business development costs of $213,283; professional fees of $67,648; salaries and benefits of $37,722; reporting issuer costs of $15,683; investor relations costs of $28,814; rent of $29,691; write-off of equipment of $17,382; and write-off of exploration property interests and related receivables of $5,596. These amounts were offset by interest income of $49,428 and foreign exchange gain of $42,138.

(5)

Net loss of $404,452 consisted primarily of share-based payments of $108,397; business development costs of $131,204; professional fees of $87,530; salaries and benefits of $58,887; reporting issuer costs of $16,819; investor relations costs of $13,924; foreign exchange loss of $51,902 and write-off of exploration property interests and related receivables of $10,327. These amounts were offset by interest income of $75,665 and gain on sale of available-for-sale investment of $111,182. All other expenses related to general working capital purposes.

(6)

Net loss of $1,768,532 consisted primarily of share-based payments of $283,356; professional fees of $62,321; reporting issuer costs of $24,546; salaries and benefits of $142,124; business development costs of $6,047; foreign exchange loss of $98,250; and write-off of exploration property interests and related receivables of $1,074,572. These amounts were offset by interest income of $71,639. All other expenses related to general working capital purposes.

(7)

Net loss of $3,698,899 consisted primarily of share-based payments of $237,901; professional fees of $180,392; reporting issuer cost recovery of $38,373; salaries and benefits of $137,035; business development costs of $3,555; write-off of exploration property interests of $3,055,366; and deferred income tax expense of $10,000. These amounts were offset by interest income of $73,020 and foreign exchange gain of $55,516. All other expenses related to general working capital purposes.

(8)

Net loss of $1,597,560 consisted primarily of share-based payments of $464,096; professional fees of $321,938; reporting issuer costs of $106,730; salaries and benefits of $106,559; business development costs of $26,665; and write-off of exploration property interests of $511,954. These amounts were offset by interest income of $45,525, foreign exchange gain of $11,504 and deferred income tax recovery of $35,000. All other expenses related to general working capital purposes.

Results of Operations

Six months ended October 31, 2012, compared with six months ended October 31, 2011

The Corporation’s net loss totaled $960,236 for the six months ended October 31, 2012, with basic and diluted loss per share of $0.02 from continuing operations and $0.00 from discontinued operations. This compares with net loss of $2,172,984 with basic and diluted loss per share of $0.02 from continuing and discontinuing operations for the six months ended October 31, 2011. The decrease of $1,212,748 in net loss was principally because:

  The Corporation incurred a write-off of exploration property interests and related receivables of $1,084,899 related to operations in Chile during the six months ended October 31, 2011 compared to $nil during the six months ended October 31, 2012. The write-off of exploration property interests and related receivables related to operations in Chile were included in net loss from discontinued operations.
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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

  The Corporation incurred a decrease in share-based payments of $584,510 for the six months ended October 31, 2012, compared to the six months ended October 31, 2011. The Corporation recorded a credit balance of $192,757 for the six months ended October 31, 2012 compared to $391,753 in the comparative period. Due to the expected expiry of all unexercised stock options on or before 90 days after the effective date of the Business Combination, the Corporation revised its estimate of stock option forfeiture rate, resulting in a net credit of $192,757 to share- based payments expense. Readers of the financial statements should be cautious about the valuation of stock-based compensation since it can affect net income (loss) significantly.

  During the six months ended October 31, 2012, no stock options were issued.

  The Corporation incurred professional fees of $591,669 for the six months ended October 31, 2012, compared to $128,307 during the six months ended October 31, 2011. The increase can be attributed to increased corporate activity requiring legal assistance.

  Administrative and general expenses decreased by $32,673 for the six months ended October 31, 2012, compared to the six months ended October 31, 2011, and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage, support costs for the Nevada Portfolio and courier charges. The decrease can be attributed to more cost savings initiatives during the six months ended October 31, 2012 compared to the same period in the previous year.

  The Corporation incurred salaries and benefits costs of $79,342 for the six months ended October 31, 2012, compared to $201,011 for the six months ended October 31, 2011. The decrease can be attributed to lower employee costs to support the Nevada Portfolio paid by BPV Gold during the six months ended July 31, 2012, than the same period last year.

  The Corporation incurred a foreign exchange gain of $1,375 during the six months ended October 31, 2012 compared foreign exchange loss of $34,786 during the six months ended October 31, 2011. The decrease in foreign exchange loss can be attributed to fewer transactions in the United States and the US dollar exchange rate fluctuations.

  The Corporation incurred an increase in business development fees of $274,347 for the six months ended October 31, 2012, compared to the six months ended October 31, 2011. These costs were incurred to evaluate new business opportunities.

  The Corporation recorded a write-off of equipment of $15,776 during the six months ended October 31, 2012.

  All other expenses related to general working capital purposes.

Three months ended October 31, 2012, compared with three months ended October 31, 2011

The Corporation’s net loss totaled $645,955 for the three months ended October 31, 2012, with basic and diluted loss per share of $0.01 from continuing operations and $0.00 from discontinued operations. This compares with net loss of $404,452 with basic and diluted loss per share of $0.01 from continuing operations and $0.00 from discontinuing operations for the three months ended October 31, 2011. The increase of $241,503 in net loss was principally because:

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

  The Corporation incurred a gain on sale of available-for-sale investment of $111,182 during the three months ended October 31, 2011 compared to $nil during the three months ended October 31, 2012.

  The Corporation incurred professional fees of $530,053 for the three months ended October 31, 2012, compared to $79,735 during the three months ended October 31, 2011. The increase can be attributed to increased corporate activity requiring legal assistance.

  The Corporation incurred a decrease in share-based payments of $91,158 for the three months ended October 31, 2012, compared to the three months ended October 31, 2011. The Corporation recorded share-based payments of $17,239 for the three months ended October 31, 2012 compared to $108,397 in the comparative period. Readers of the financial statements should be cautious about the valuation of stock-based compensation since it can affect net income (loss) significantly.

  During the three months ended October 31, 2012, no stock options were issued.

  Administrative and general expenses decreased by $17,115 for the three months ended October 31, 2012, compared to the three months ended October 31, 2011, and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage, support costs for the Nevada Portfolio and courier charges. The decrease can be attributed to more cost savings initiatives during the three months ended October 31, 2012 compared to the same period in the previous year.

  The Corporation incurred salaries and benefits costs of $48,511 for the three months ended October 31, 2012, compared to $58,887 for the three months ended October 31, 2011. The decrease can be attributed to lower employee costs to support the Nevada Portfolio paid by BPV Gold during the three months ended October 31, 2012, than the same period last year.

  The Corporation incurred a foreign exchange gain of $531 during the three months ended October 31, 2012 compared foreign exchange gain of $71,430 during the three months ended October 31, 2011. The decrease in foreign exchange loss can be attributed to fewer transactions in the United States and the US dollar exchange rate fluctuations.

  The Corporation incurred a decrease in business development fees of $114,154 for the three months ended October 31, 2012, compared to the three months ended October 31, 2011. These costs were minimized during the quarter as the Corporation is waiting for the Business Combination to be completed.

  All other expenses related to general working capital purposes.

Liquidity and Financial Position

The activities of the Corporation, principally the acquisition and exploration of properties that have the potential to contain precious and base metals and the direct or indirect acquisition of precious metal agreements, are financed through equity offerings and the exercise of stock options and warrants. During the six months ended October 31, 2012, the Corporation did not have any equity transactions.

Amounts payable and other liabilities increased to $235,866 at October 31, 2012, compared to $97,233 at April 30, 2012, primarily due to operating expenses incurred during the six months ended October 31,2012. The Corporation’s cash and cash equivalents as at October 31, 2012, are sufficient to pay these liabilities.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

The Corporation has no operating revenues and therefore must utilize its current cash reserves and other financing transactions to maintain its capacity to meet ongoing internal budgetary requirements. See “Trends” above.

As of October 31, 2012, and to the date of this MD&A, substantially all cash resources of the Corporation are held with select Canadian financial institutions.

The Corporation has no debt and its credit and interest rate risk is minimal. Amounts payable and other liabilities are short term and non-interest bearing.

Management estimates the Corporation’s operating expenses to average approximately $60,000 to $80,000 per month for fiscal 2013. The $60,000 to $80,000 covers legal fees, reporting issuer costs, salaries and benefits, business development costs and general and administrative costs. This does not take into account the transaction with Premier Gold’s wholly-owned subsidiary, Premier Royalty. A budget subsequent to the transaction will be developed at that time.

On November 15, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties, subject to a 2% NSR in certain properties and an aggregate 3% NSR in certain properties, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer. A budget of approximately $3,123,698 was previously proposed to fund the Phase I recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. If warranted based on the results of Phase I, the Corporation anticipated that it would spend approximately $3,504,022 for completion of the Phase II recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. As of the date of this MD&A, the exploration program for the Nevada Portfolio has been suspended and the Corporation is in discussions with companies who are interested in purchasing or joint venturing the Nevada projects. The $13.65 million use of proceeds disclosed in the short-form prospectus of the Corporation dated December 13, 2010, related to a prior financing completed by the Corporation, which is available on SEDAR at www.sedar.com, has been modified due to the current market environment. In particular, Bridgeport’s objective has changed to conserving cash to support potential merger and acquisition opportunities, such as the Business Combination. The Corporation intends to spend $350,000 on the Nevada Portfolio to maintain its ownership rights in the projects. The budget is discretionary, subject to change if management decides to scale back operations or accelerate exploration based on the success or failure of future exploration programs.

The Corporation believes it currently has sufficient funds to meet its fiscal 2013 planned expenditures. The Corporation’s working capital of $16,686,231 as of October 31, 2012, is anticipated to be adequate for it to continue operations at the current level for the twelve month period ending October 31, 2013, even if its expected plans discussed above do not materialize and new plans are developed. However, to meet long-term business plans, supporting potential merger and acquisition opportunities, such as the Business Combination is an important component of the Corporation’s financial success.

Related Party Transactions

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties). The amounts due to related parties are unsecured, non-interest bearing and due on demand.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

The Corporation entered into the following transactions with related parties:

Names	Three months Ended October 31, 2012 $	Three months Ended October 31, 2011 $	Six months Ended October 31, 2012 $	Six months Ended October 31, 2011 $
Marrelli Support Services Inc.("MSSI") (1)	12,431	13,028	24,296	26,127
DSA Corporate Services Inc. ("DSA") (2)	5,485	2,629	10,143	5,294
H.R. Snyder Consultants (3)	9,375	18,799	18,750	44,310
Orix Geoscience Inc. ("Orix") (4)	30,000	nil	53,863	nil
Total	57,291	34,456	107,052	75,731

(1)

The Chief Financial Officer ("CFO") of the Corporation is the president of MSSI. Fees relate to accounting services provided by MSSI. These costs are reflected in professional fees in the consolidated statements of loss. As at October 31, 2012, MSSI was owed $30,402 (April 30, 2012 - $25,750) and the amount was included in amounts payable and other liabilities.

(2)

DSA is a private company controlled by Carmelo Marrelli, the CFO of the Corporation. Carmelo Marrelli is also the corporate secretary and sole director of DSA. Fees relate to corporate secretarial services. These costs are reflected in professional fees in the consolidated statements of loss. As at October 31, 2012, DSA was owed $3,549 (April 30, 2012 - $1,300) and the amount was included in amounts payable and other liabilities.

(3)

Fees were paid to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Corporation. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in salaries and benefits in the consolidated statements of loss.

(4)

Orix is beneficially owned by the Chief Executive Officer ("CEO") of the Corporation. Fees relate to CEO services provided by Shastri M. Ramnath. These costs are reflected in professional fees in the consolidated statements of loss. As at October 31, 2012, Orix was owed $16,738 (April 30, 2012 - $nil) and the amount was included in amounts payable and other liabilities.

Remuneration of Directors and key management personnel of the Corporation was as follows:

Three Months Ended October 31, 2012

Salaries and benefits	Salaries and benefits $	Share based payments $	Total $
Graham Clow, Director and Audit Chair	15,534	4,772	20,306
Shastri M. Ramnath, Director and CEO	nil	10,668	10,668
Wolf Seidler, Director	11,501	(229)	11,272
Hugh Snyder, Chairman and Director	nil	(115)	(115)
Carmelo Marrelli, CFO	nil	(46)	(46)
Jon W. North, Director	nil	(115)	(115)
Total	27,035	14,935	41,970

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

Three Months Ended October 31, 2011

Salaries and benefits	Salaries and benefits $	Share based payments $	Total $
Graham Clow, Director and Audit Chair	7,500	16,483	23,983
Shastri M. Ramnath, Director and CEO	50,000	146,267	196,267
Wolf Seidler, Director	6,450	19,569	26,019
Hugh Snyder, Chairman and Director	nil	21,635	21,635
Carmelo Marrelli, CFO	nil	723	723
Jon W. North, Director	nil	1,807	1,807
Total	63,950	206,484	270,434

Six Months Ended October 31, 2012

	Salaries and benefits $	Share based payments $	Total $
Graham Clow, Director and Audit Chair	23,034	8,965	31,999
Shastri M. Ramnath, Director and CEO	226,920	(192,025)	34,895
Wolf Seidler, Director	17,780	(1,631)	16,149
Hugh Snyder, Chairman and Director	nil	(816)	(816)
Carmelo Marrelli, CFO	nil	(326)	(326)
Jon W. North, Director	nil	(816)	(816)
Total	267,734	(186,649)	81,085

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

Six Months Ended October 31, 2011

Salaries and benefits	Salaries and benefits $	Share based payments $	Total $
Graham Clow, Director and Audit Chair	15,000	36,040	51,040
Shastri M. Ramnath, Director and CEO	100,000	308,427	408,427
Wolf Seidler, Director	12,450	45,284	57,734
Hugh Snyder, Chairman and Director	Nil	46,346	46,346
Carmelo Marrelli, CFO	Nil	2,676	2,676
Jon W. North, Director	Nil	6,689	6,689
Total	127,450	445,462	572,912

Proposed Transaction

On June 28, 2012, the Corporation entered into a non-binding letter of intent that set forth the basic terms of the Business Combination pursuant to which Bridgeport would acquire Premier Gold’s wholly-owned subsidiary, Premier Royalty. The letter of intent was replaced by a binding business combination agreement entered into by Premier Gold, Premier Royalty and the Corporation on August 7, 2012.

In addition, in connection with the Business Combination, the common shares of Bridgeport will be consolidated on the basis of one post-consolidation Bridgeport share for every 4 existing Bridgeport shares. The options and existing warrants of Bridgeport will also be adjusted to reflect the consolidation of Bridgeport shares and the distribution of Bridgeport Warrants.

Pursuant to the Business Combination, Bridgeport will issue shares to Premier Gold in such amount as is equal to 60% of the issued and outstanding shares of Bridgeport (prior to giving effect to any convertible securities or instruments). Bridgeport will also issue warrants to its existing shareholders on the basis of 0.375 of a warrant for each post-consolidation common share of Bridgeport held by such shareholders. Each whole warrant (a “Bridgeport Warrant”) will be exercisable at a price of $2.00 per post-consolidation Bridgeport share for a period commencing on the date that is six months following the completion of the Business Combination and ending on the date that is four years following completion of the Business Combination, subject to early expiry upon the occurrence of certain events.

Premier Gold has previously provided a bridge loan facility to Premier Royalty in connection with the acquisition by Premier Royalty of certain royalties. In addition to stipulated cash payback provisions, Premier Gold will be granted a one-time right in its sole discretion to convert all or a portion of the bridge loan into units of Bridgeport (at a price of $1.40 per unit, on a post-consolidation basis), each such unit consisting of one post-consolidation common share of Bridgeport and 0.375 of a warrant. Each whole warrant exercisable to acquire a post-consolidation Bridgeport share at a price of $2.00 per share. In addition, Premier Gold will receive up to an additional 2.8 million Bridgeport Warrants less the number of Bridgeport Warrants issued to Premier Gold pursuant to the conversion right set out above and an additional 1.4575 million warrants which shall be exercisable at a price of $2.00 per post-consolidation Bridgeport share until October 7, 2014. Also, convertible securities of Premier Royalty granted to certain vendors of royalty interests will convert into common shares or warrants of Bridgeport in connection with the Business Combination.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

In addition, in connection with the Business Combination, Bridgeport will change its name to Premier Royalty Inc., the number of directors of Bridgeport will be increased from five to eight, Messrs. Jon North, Wolf Seidler, and Graham Clow will resign as directors and Messrs. Abraham Drost, Ewan Downie, Steven Filipovic, George Faught, Howard Katz, and Ms. Julie Lassonde shall be appointed as directors, in addition to Mr. Hugh Snyder and Ms. Shastri Ramnath who shall remain as directors, and each of the officers of Bridgeport shall resign. Mr. Abraham Drost shall be appointed as President and Chief Executive Officer, Mr. Eugene Lee shall be appointed as Chief Financial Officer, Mr. Shaun Drake shall be appointed as Corporate Secretary and Mr. Ewan Downie shall be appointed as Chairman.

On July 10, 2012, Premier Gold announced the closing of a private placement (the "Financing") by Premier Royalty, of an aggregate $11,500,000 principal amount of convertible debentures of Premier Royalty, which accrue interest at a rate of 8% per annum. The convertible debentures mature on May 31, 2013 unless, among other things, they are automatically converted as a result of the occurrence of a going public transaction by Premier Royalty, including the closing of the Business Combination. If the Business Combination is completed, the convertible debentures will convert into Bridgeport units at a price of $1.40 per unit. Each unit will consist of one common share of Bridgeport and 0.375 of a Bridgeport Warrant. The proceeds were used by Premier Royalty for royalty acquisitions and working capital.

In connection with the Business Combination Agreement, all of the outstanding stock options shall expire on or before the 90th day following the effective date of the Business Combination.

The Business Combination is subject to Bridgeport security holder approval at a meeting to be held on November 30, 2012. The TSX has granted conditional approval of the Business Combination.

Critical Accounting Estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event actual results differ from assumptions made, relate to, but are not limited to, the following:

- Assets' carrying values and impairment charges

In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

- Capitalization of exploration and evaluation costs

Management has determined that exploration and evaluation costs incurred have future economic benefits and are economically recoverable. In making this judgement, management has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity of operating facilities, operating management expertise and existing permits.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

- Impairment of exploration properties and deferred exploration expenditures

While assessing whether any indications of impairment exist for interest in exploration properties and deferred exploration expenditures, consideration is given to both external and internal sources of information. Information the Corporation considers includes changes in the market, economic and legal environment in which the Corporation operates that are not within its control that could affect the recoverable amount of exploration and evaluation assets. Internal sources of information include the manner in which exploration and evaluation assets are being used or are expected to be used and indications of expected economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Corporation's exploration properties, costs to sell the properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Corporation's exploration properties.

- Estimation of decommissioning and restoration costs and the timing of expenditure

Management has made the assumption of no material restoration, rehabilitation and environmental provisions, based on the facts and circumstances that existed during the periods presented. Decommissioning, restoration and similar liabilities are estimated based on the Corporation's interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.

- Income taxes and recoverability of potential deferred tax assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Corporation considers whether relevant tax planning opportunities are within the Corporation's control, are feasible, and are within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Corporation from realizing the tax benefits from the deferred tax assets. The Corporation reassesses unrecognized income tax assets at each reporting period.

- Share-based payments

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

- Contingencies

Environmental contingencies

The Corporation's activities are subject to environmental regulation (including regular environmental impact assessments and permitting) in each of the jurisdictions in which its mineral properties are located. Such regulations cover a wide variety of matters including, without limitation, prevention of waste, pollution and protection of the environment, labour relations and worker safety. The Corporation may also be subject under such regulations to clean-up costs and liability for toxic or hazardous substances which may exist on or under any of its properties or which may be produced as a result of its operations. It is likely that environmental legislation and permitting will evolve in a manner which will require stricter standards and enforcement. This may include increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a higher degree of responsibility for companies, their directors and employees.

The Corporation has not determined and is not aware whether any provision for such costs is required and is unable to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future due to the uncertainty surrounding the form that these laws and regulations may take.

Financial Instruments

The Corporation’s financial instruments consist of:

Description	As at	As at
	October 31,	April 30,
	2012	2012
	$	$
Cash and cash equivalents	16,739,214	17,810,583
Available-for-sale investment	15,375	24,250
Amounts receivable	612	61,513
Amounts payable and other liabilities	235,866	97,233

The primary goals of the Corporation’s financial risk management policies are to ensure that the outcome of activities involving elements of risk are consistent with the Corporation’s objectives and risk tolerance, while maintaining an appropriate risk/reward balance and protecting the Corporation’s statement of financial position from events that have the potential to materially impair its financial strength. Balancing risk and reward is achieved through: identifying risk appropriately, aligning risk with overall business strategy, diversifying risk, pricing appropriately for risk, mitigation through preventive controls, and transferring risk to third parties.

The long-term corporate objective and strategic plan has expanded to the royalty sector. However, the short-term objective and plan continue to be modified to reflect global economic financial conditions and general market conditions, which will inevitably have an impact on the overall risk assessment of the Corporation. Such modifications include streamlining operational costs and preserving cash to the extent possible.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

The Corporation’s exposure to potential loss from financial instruments relates primarily to fair value risk, credit risk, liquidity risk, and market risks including interest rate risk and commodity price risk.

The Corporation's risk exposures and the impact on the Corporation's financial instruments are summarized below:

Credit Risk

The Corporation's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial assets included in amounts receivable consist of goods and services tax and harmonized sales tax due from the Government of Canada and deposits with service providers. Amounts receivable are in good standing as of October 31, 2012. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not have sufficient cash resources to meet its financial obligations as they come due. The Corporation’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Corporation. The Corporation generates cash flow primarily from its financing activities. As at October 31, 2012, the Corporation had cash and cash equivalents of $16,739,214 (April 30, 2012 - $17,810,583) to settle current liabilities of $235,866 (April 30, 2012 -$97,233). All of the Corporation's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Corporation regularly evaluates its cash position to ensure preservation and security of capital as well as liquidity. The Corporation’s ability to continually meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

Market Risk

a) Interest Rate Risk

The Corporation has cash and cash equivalents and no interest-bearing debt. The Corporation's current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Corporation does not hedge against interest rate risk.

b) Foreign Currency Risk

The Corporation's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars. The Corporation funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Corporation maintains US dollar bank accounts in Canada and the United Sates. The Corporation is subject to gains and losses from fluctuations in the US dollar against the Canadian dollar. The Corporation had the following significant balances in foreign currencies:

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

The Corporation had the following significant balances in foreign currencies:

Description	As at	As at
	October 31,	April 30,
	2012	2012
	$	$
United States Dollars
Cash	61,420(1)	24,862(1)
Amounts receivable and other assets	15,000(1)	15,000(1)
Amounts payable and other liabilities	- (1)	1,958(1)

Chilean Peso
Amounts receivable and other assets	- (2)	30,118,500(2)

(1) Denoted in United States Dollars: (October 31, 2012 - 1 United States Dollar = 0.999 Canadian Dollars); and (April 30, 2012 - 1 United States Dollar = 0.9879 Canadian Dollars); and
(2) Denoted in Chilean Pesos: (October 31, 2012 - 1 Chilean Peso = 0.002076 Canadian Dollars); and (April 30, 2012 - 1 Chilean Peso = 0.002039 Canadian Dollars).

c) Price Risk

The Corporation is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Corporation's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Corporation closely monitors commodity prices as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Corporation. Because the Corporation's mineral properties are in the exploration stage, it does not hedge against commodity price risk.

The Corporation's available-for-sale investment in Gondwana Gold Inc. ("Gondwana") and Orsa are subject to fair value fluctuations arising from changes in the equity and commodity markets.

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Corporation believes the following movements are "reasonably possible" over a six month period:

(i) Cash equivalents are subject to floating interest rates. A 1% change in the interest rates with all other variables held constant would result in a corresponding increase/decrease in interest income of approximately $83,000 based on the balance of cash equivalents at October 31, 2012.

(ii) The Corporation is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at October 31, 2012, a plus or minus 5% change in the foreign exchange rate with all other variables held constant would decrease/increase the loss for the six months ended October 31, 2012 and the reported equity as at October 31, 2012 by $3,817.

(iii) The Corporation’s available-for-sale investments in the common shares of Gondwana and Orsa are subject to fair value fluctuations. As at October 31, 2012, a plus or minus 10% change in the bid price of the common shares of Gondwana and Orsa with all other variables held constant would decrease/increase the comprehensive loss for the six months ended October 31, 2012, and the reported equity as at October 31, 2012 by $1,538.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

Capital Management

The Corporation manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities and pursuit of accretive acquisitions; and

  to maximize shareholder return.

The Corporation monitors its capital structure and actively makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Corporation may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis.

The Corporation manages capital through its financial and operational forecasting processes. The Corporation reviews its working capital and forecasts its future cash flows based on operating expenditures and other investing and financing activities. The forecast is updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors. The Corporation’s capital management objectives, policies and processes have remained unchanged during the three and six months ended October 31, 2012.

The Corporation is not subject to any capital requirements imposed by a lending institution.

Outlook

The Corporation plans to conserve cash to support potential merger and acquisition opportunities, such as the Business Combination.

Environmental Contingency

The Corporation’s operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that means standards are stricter, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Corporation intends to comply fully with all environmental regulations. As of the date of this MD&A, the Corporation does not believe that there are any significant environmental obligations requiring material capital outlays in the immediate future.

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

Share Capital

As of the date of this MD&A, the Corporation had 50,579,600 issued and outstanding common shares and an aggregate of 27,790,000 warrants outstanding, each entitling the holder to acquire one common share of the Corporation. In addition, the Corporation had 1,035,000 compensation warrants outstanding, with each compensation warrant exercisable to acquire one unit. Each such unit consists of one common share and one-half of one warrant with each whole warrant exercisable to acquire one additional common share at an exercise price of $1.40 until December 20, 2012. At the date of this MD&A, the Corporation had 4,420,000 stock options outstanding, each entitling the holder to acquire one common share. Therefore, the Corporation had 84,342,100 common shares on a fully diluted basis.

Risks and Uncertainties

An investment in the securities of the Corporation is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Corporation and its financial position. Please refer to the section entitled "Risks and Uncertainties" in the Corporation's annual MD&A dated July 18, 2012, available on SEDAR at www.sedar.com. There have been no significant changes to such risk factors since that date other than as discussed elsewhere in this MD&A.

Disclosure Controls

Disclosure controls and processes have been designed to ensure that information required to be disclosed by the Corporation is compiled and reported to management as appropriate to allow timely decisions regarding required disclosure. The Corporation’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of October 31, 2012, that the Corporation’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Corporation is made known to them by employees and third party consultants working for the Corporation. There have been no significant changes in the Corporation’s disclosure controls and processes during the three and six months ended October 31, 2012.

It should be noted that while the Corporation’s Chief Executive Officer and Chief Financial Officer believe that the Corporation’s disclosure controls and processes will provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and processes will prevent all errors and frauds. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that its objectives are met.

ICFR (Internal Control Over Financial Reporting)

Management is responsible for certifying the design of the Corporation’s ICFR as required by National Instrument 52-109 – “Certification of Disclosure in Issuers’ Annual and Interim Filings”. ICFR is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

  maintenance of records in reasonable detail that accurately and fairly reflect the transactions and dispositions of assets;

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Bridgeport Ventures Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended October 31, 2012
Dated – November 29, 2012

  reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

  receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and

  reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the design of the Corporation’s ICFR as of October 31, 2012, pursuant to the requirements of National Instrument 52-109. The Corporation has designed appropriate ICFR (COSO Framework, as discussed below) for the nature and size of the Corporation’s business, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS except as noted herein.

The Corporation uses MSSI, a service organization in Canada, controlled by the Chief Financial Officer of the Corporation, to perform the majority of its financial reporting functions, including the recording of transactions, the reconciliation of accounts and the preparation of the consolidated financial statements. Controlling and monitoring processes performed by MSSI are as important as controlling and monitoring processes performed within the Corporation. Management currently monitors the work performed by MSSI through the review of the consolidated financial statements and other financial information and discussions with the staff of MSSI. Though these monitoring controls do provide some assurance, they lack a sufficient level of precision to ensure that all errors will be prevented or detected.

MSSI has obtained an auditor’s report of controls as at September 30, 2011, that stated the internal control functions that clients of MSSI use are designed and operating effectively. The Corporation’s management has determined that the internal controls at MSSI are designed and operating effectively for Canadian operations. The control framework that MSSI has adopted to design certain functions is the COSO Framework published by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). COSO is recognized the world over for providing guidance on critical aspects of organizational governance, business ethics, internal control, enterprise risk management, fraud, and financial reporting.

Management has determined that the internal controls of the Corporation are designed and operating effectively for the three and six months ended October 31, 2012. There have been no changes in ICFR during the three and six months ended October 31, 2012, that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR.

Additional Information

Additional information regarding Bridgeport is available on SEDAR at www.sedar.com.

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